UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OPEN LENDING CORPORATION
(Name of Subject Company)

LAKERS ACQUISITION SUB, INC.
(Name of Filing Person (Offeror))

ANV GROUP HOLDINGS LTD.
(Name of Filing Person (Parent of Offeror))

N/A
(Name of Filing Persons (Other))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

68373J104
(CUSIP Number of Class of Securities)

Jorden Zanazzi
Executive Vice President, Chief Legal Officer
59 Maiden Lane
New York, NY 10038
(646) 458-3307
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Adam M. Givertz
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer for all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Open Lending Corporation, a Delaware corporation (“Open Lending”), by ANV Group Holdings Ltd., a private limited company incorporated under the laws of England and Wales (“ANV”), and Lakers Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of ANV, to be commenced pursuant to the Agreement and Plan of Merger, dated as of June 15, 2026, by and among Open Lending, ANV and Purchaser.

Additional Information and Where to Find It

The offer for the Shares has not yet commenced. This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell Open Lending securities, nor is it a substitute for the offer materials that ANV and the Purchaser will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the offer. A solicitation and offer to buy the Shares will only be made pursuant to the offer materials that ANV and the Purchaser intend to file with the SEC. At the time the offer is commenced, ANV and the Purchaser will file offer materials on Schedule TO with the SEC, and Open Lending will thereafter file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS OF THE COMPANY SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF COMMON STOCK IN THE OFFER. The offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the solicitation/recommendation statement, will be made available to all stockholders of Open Lending at no expense to them at Open Lending’s website at www.openlending.com and (once they become available) will be mailed to Open Lending’s stockholders free of charge. The information contained in, or that can be accessed through, Open Lending’s website is not a part of, or incorporated by reference herein. The offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the solicitation/recommendation statement, will also be made available for free on the SEC’s website at www.sec.gov. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the solicitation/recommendation statement, Open Lending files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by Open Lending with the SEC for free on the SEC’s website at www.sec.gov.

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements” that involve substantial risks and uncertainties, including statements regarding the proposed acquisition of Open Lending by ANV and the benefits of the transaction, the anticipated occurrence, manner and timing of the proposed tender offer and the closing of the transaction. All statements, other than statements of historical facts, contained in this communication, including statements regarding Open Lending’s strategy, future operations, future financial position, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements are based on Open Lending management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in, or implied by, such forward-looking statements. These risks and uncertainties include, but are not limited to, uncertainties as to the timing of the tender offer and the completion of the transaction; uncertainties as to how many shares of Open Lending common stock will be tendered in the tender offer; the fact that the completion of the transaction is subject to the receipt of regulatory approvals and the satisfaction of other closing conditions not within Open Lending’s or ANV’s control and which may not be satisfied or waived (to the extent legally permissible); the risk that the transaction is not consummated in a timely manner or at all; the effects of the announcement of the transaction on the trading price of shares of Open Lending common stock; the effect of the announcement of the transaction on Open Lending’s operations and Open Lending’s relationships with customers, business partners, management and employees; the risk that the transaction may divert management’s attention from ongoing business or delay or prevent Open Lending from undertaking business opportunities that may arise prior to the completion of the transaction or any other action Open Lending would otherwise take with respect to the operations of Open Lending; changes in Open Lending’s business during the period between announcement and closing of the transaction; any legal proceedings that may be instituted or threatened related to the transaction; and other important factors, any of which could cause Open Lending’s actual results to differ materially from those contained in the forward-looking statements. For a discussion of other risks and uncertainties, see the “Risk Factors” section, as well as discussions of potential risks, uncertainties and other important factors, in Open Lending’s most recent filings with the SEC and in other filings that Open Lending makes with the SEC in the future. In addition, the forward-looking statements included in this communication speak only as of the date hereof. Open Lending specifically disclaims any obligation or undertaking to update or revise any forward-looking statements, except as required by law.

Item 12. Exhibits.

Exhibit	Description
99.1	Press Release, dated June 16, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Open Lending Corporation, filed with the SEC on June 16, 2026 (File No. 001-39326)).

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